Mail Stop 3010

April 13, 2010

Mr. Marc L. Baker
Acting Chief Financial Officer
Veracity Management Global, Inc
7682 N Federal Hwy #1
Boca Raton, FL  33487

      **Re:**    **Veracity Management Global, Inc**
                **Form 10-K for the fiscal year ended June 30, 2009**
                **File No. 0-52493**

Dear Mr. Baker:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Item 1A. Risk Factors

No operating history or revenue and minimal assets, page 7

1. Your disclosure states that you have a very limited operating history and no revenues. Please update your disclosure to reflect that you have generated revenues from your discontinued operations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

2. Please amend your filing to include a revised opinion from your independent auditors. The introductory and opinion paragraphs of the revised opinion should reflect the same periods which you present within your financial statements.

Balance Sheets, page 19

3. We note you had $1,121,277 of liabilities at June 30, 2008 related to your discontinued operations. Please tell us how you have complied with paragraph 1 of ASC 405-20-40, or tell us how you determined it was appropriate to derecognize these liabilities.

Statements of Operations, page 20

4. Here and on the Statements of Cash Flows, you indicate your last column goes through the 'present.' Please confirm for us the period presented is from July 1, 2008 to June 30, 2009. In future filings, please specify the period end for this column.

Statements of Shareholders' Deficit, page 21

5. We note you canceled 5,187,116 shares during the fiscal year ended June 30, 2008. Please tell us the nature of this cancelation and reference any authoritative accounting literature management relied upon.

Statements of Cash Flows, page 22

6.  Please tell us how you have complied with paragraph 2 of ASC 230-10-45, or tell us how you determined it was not necessary to reconcile 'net loss' to 'net cash provided by operating activities'.

7.  Please tell us how you have $97,449 in net cash provided by operating activities, as this amount appears to be due to a non-cash transaction. Within your response, please reference the authoritative accounting literature management relied upon.

 Note 3 – Common Stock Transactions, page 25

8.  We note that 750,000 shares issued in the Secured Financial Data, Inc. transaction were not cancelled as part of the merger rescission. Please explain the nature of these shares and why they were not cancelled as part of the rescission.

Form 10-Q for quarterly period ended December 31, 2009

Statement of Cash Flow, page 6

9.  Please reconcile for us the 'net loss' on your Statements of Operations of ($76,733) for the six months ended December 31, 2008 to the 'net loss from continuing operations' on your Statement of Cash Flow of ($29,733) for the same period.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Jennifer Monick
Senior Staff Accountant